Mail Stop 4561

      April 6, 2006

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re:	Landwin REIT, Inc.
      Amendment No. 4 to Form S-11
      Filed on March 27, 2005
      File No. 333-129534

Dear Mr. Landis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Meetings of Stockholders; Advance Notice of Director Nominations
and
New Business, page 114
1. Your timing requirements for your stockholders to submit their proposals appears to conflict with Rule 14a-8(e)(2) of the Proxy Rules. For instance, but without limitation, we note that you do not allow stockholder`s to submit their notices more than 150 days before
prior to the first anniversary date of mailing of the notice for the
preceding year`s annual meeting.  Also, you note that if event that
the date of the annual meeting is advanced or delayed by more than
30
calendar days from the first anniversary date of the preceding year`s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 150th calendar day prior to the date of such annual meeting and not later than the close of business on the later of the 120th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which you first make a public announcement of the date of such meeting. Neither of these restrictions are contained in
Rule 14a-8(e)(2).  Please advise or revise.

Definitions, page 124
2. We note that you have added the definition of adjusted net worth and have defined it as "the amount obtained by subtracting our total liabilities from our total assets as adjusted. The total asset figure used shall be calculated by deduction of any reasonable reserves but before provision for depreciation." Please revise to include the definition the first time the term is used and to further describe "any reasonable reserve."

Table III, page C-8
3. In your response to comment 2, you note that the "Cash generated from capital" line item represents money that you received as a result of your over-funding of an escrow account. Please revise this table to strike the "Cash generated from capital" line item given that this amount simply represents a return of your own money.

Part II

Undertakings, page II-3
4. Please revise this section to include the undertakings required by
Item 20.B. and C. of Industry Guide 5.

Exhibit 5.1 - Legal Opinion
5. We note your response to comment 3, however, we continue to believe that the reference to the State of Texas indicates that you are admitted in a jurisdiction other than the jurisdiction upon whose law you are opining. Please have counsel revise so that it does not appear that you are carving out the relevant jurisdiction.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Gina E. Betts, Esq. (via facsimile)
	Locke Liddell & Sapp LLP

Martin Landis
Landwin REIT, Inc.
April 6, 2006
Page 1